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RECEIVED
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8-21893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Hammack 314-236-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C
(Name – *if individual, state last, first, middle name*)

6 CityPlace Dr., Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Scott Hammack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN THOMAS
Notary Public-Notary Seal
STATE OF MISSOURI
Commissioned for St. Louis County
My Commission Expires: 06/03/2018
ID. #14418174

Notary Public

Signature

Comptroller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (a Missouri corporation) as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Huntleigh Securities Corporation's management is responsible for this statement of financial condition. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Huntleigh Securities Corporation as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 24, 2015

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2014

ASSETS	
Cash and cash equivalents	$ 37,380
Deposits with clearing organizations	250,000
Receivables from clearing organization	562,299
Employee and other receivables, net of reserve of $440,577	31,994
Securities owned, at fair value:	
Marketable	4,876
Property and equipment, net of accumulated depreciation and amortization of $377,991	9,797
Deferred income taxes, net of valuation allowance of $503,000	395,800
Other assets	47,691
TOTAL ASSETS	**$ 1,339,837**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to broker-dealer and clearing organization	$ 79,059
Notes Payable	17,581
Accounts payable, accrued expenses, and other liabilities	147,919
Accrued salary and commissions	261,692
Total Liabilities	**506,251**
Stockholders' Equity	
Common stock: $0.01 par value; authorized 3,000,000 shares; 1,263,394 shares issued and 1,096,481outstanding	12,634
Additional paid-in capital	2,826,684
Accumulated deficit	(1,880,732)
Subtotal	958,586
Less treasury stock, at cost, 166,913 shares	(125,000)
Total Stockholders' Equity	**833,586**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,339,837**

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

In August 2008, as a function of converting from a clearing broker-dealer to an introducing (fully-disclosed) broker-dealer, the Company transferred proprietary accounts as well as all cash and margin accounts of customers to First Clearing, LLC ("First Clearing" or "FCC") whereby an agreement was entered into noting that FCC is to provide clearing, execution, and other services to the Company. As a result of this conversion, the Company no longer carries customer accounts or performs clearing functions. The Company now clears customer transactions with First Clearing on a fully-disclosed basis as an introducing broker (see also Note N).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned

Securities owned consist of stocks, bonds, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value* (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note J).

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to issuances of stock options, and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be taxable when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2001 - 2014.

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company evaluated all subsequent events through February 24, 2015, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 213,047
Leasehold improvements	174,741
	387,788
Less accumulated depreciation and amortization	(377,991)
	$ 9,797

Note D - Fair Value Measurement of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2014			
Assets:			
Trading securities:			
Money Market	$ 4,876	$ 4,876	$ -
Total Assets	$ 4,876	$ 4,876	$ -

Note E- Note Payable

The Company has a short-term obligation for an insurance policy purchased in 2014. The Company financed $43,543 of the policy, at an interest rate of 3.75%, with 10 monthly payments beginning in July 2014. The note will mature in April 2015, with a balance of $17,581 as of December 31, 2014.

Note F - Commitments

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2014, are approximately as listed as follows:

2015	$419,777
2016	331,930
2017	323,259
2018	284,943
2019	288,500

Certain leases contain renewal options and escalation clauses.

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2014, the Company had Net Capital of $309,001, which was $59,001 in excess of the required minimum, and $9,001 in excess of 120% of the required minimum.

At December 31, 2014, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with First Clearing.

Note H - Stock Options

The Company has granted certain registered representatives 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. Fifty percent of the total options vested on each January 1 of the years 2013 and 2014.

Upon exercise, the voting rights for the stock shall be held in a voting trust with the registered representatives being board members of the trust. The stock may be redeemed by the Company not sooner than one year after the end of the year in which the options have been exercised and shall be redeemed by the Company at the then current fair market value of the stock. Not more than 20% of the stock may be redeemed in any one year and the right to redemption shall be contingent upon the Company maintaining a certain excess Net Capital level subsequent to the redemption.

Effective with the inception of the Plan, the Company adopted the fair value recognition provisions of ASC 718, *Stock Compensation*. Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. FASB ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

Note H -Stock Options (Continued)

Common stock option activity during the year ended December 31, 2014 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2014	404,822	$ 0.001
Granted	-	-
Forfeited	-	-
Balance as of December 31, 2014	404,822	$ 0.001

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Risk-free interest rate	2.0%
Expected dividend yield	-
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.25

At December 31, 2014, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number Currently Exercisable
404,822	$ 0.001	7.05	404,822

Note I - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2014 are comprised of the following:

Note I - Income Taxes (Continued)

Assets		
Deferred tax assets	$	898,800
Less valuation allowance		(503,000)
	$	395,800

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows at December 31, 2014:

Net operating loss carryforwards	$	683,900
Reserves against receivable balances		132,200
Recognition of accrued contingencies		16,700
Deferred stock compensation		30,000
Basis of property and equipment		36,000
	$	898,800

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2014, the Company has available net operating loss carryforwards of approximately $2,290,000 for income tax reporting purposes, expiring during the years 2021 through 2031. The net operating loss carryforwards give rise to a deferred tax asset of approximately $683,900 at December 31, 2014, which has been reduced by a valuation allowance of $503,000. The valuation allowance was not adjusted in 2014.

Note J - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note K - Contingencies

The Company is involved in legal proceedings incidental to the conduct of its business that have not settled at year end. Management has evaluated the proceedings and status thereof and, in applying the guidance from ASC 450, *Contingencies*, reached the conclusion that a contingency reserve in the amount of approximately $55,600 was necessary at December 31, 2014. This amount is included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition.

The Company reached settlement in a suit in a prior year that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting net capital. At December 31, 2014, there was no initiation of activities pursuant to redemption of any of the shares.

Note L - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2014, the Company did not make contributions to this plan.

Note M -Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in payables to broker-dealer and clearing organization at December 31, 2014 was $12,605 payable to this firm.

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in other assets at December 31, 2014 was $4,789 due from this firm.

The Company received consulting services from an investment advisory firm that is related to the Company under common ownership.

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2014.

Note M - Related Party Transactions (Continued)

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $459,502, which includes a reserve of $440,577 for amounts deemed uncollectible at December 31, 2014.

Note N- Clearing Agreement

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. In conjunction with the Agreement, First Clearing granted the Company a no hire concession which was to be awarded in equal annual installments of $150,000 over a five year period.

The Agreement was subsequently amended whereby the remainder of the payments due and payable under the no hire concession total $350,000 of which $150,000 was paid upon execution of this amendment and the remaining amounts were to be paid in equal annual installments of $40,000 in each of the next five years through 2015. Due to contingencies in the Agreement, payments were recognized by Huntleigh as earned, based on the governing language provided. The Company recorded a corresponding receivable of $15,000 which has been included in employee and other receivables in the accompanying statement of financial condition at December 31, 2014.

In the event that the Agreement is terminated prior to the seventh anniversary of the conversion date (conversion date noted as August 2008), as set forth and governed by specific guidance dictating events causing termination, any unpaid no hire concessions are void. Additionally, Huntleigh would be required to pay a termination fee of $800,000 to First Clearing. In the opinion of management, termination of the Agreement throughout the term of the Agreement is not anticipated at December 31, 2014.